PACIFIC COAST OIL TRUST

919 Congress Avenue, Suite 500

Austin, Texas 78701

April 30, 2012

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Pacific Coast Energy Company LP
Pacific Coast Oil Trust
Registration Statement on Form S-1 (as amended)
File Nos. 333-178928 and 333-178928-01

Ladies and Gentlemen:

Pacific Coast Energy Company LP (“PCEC”) and Pacific Coast Oil Trust (the “Trust” and, together with PCEC, the “Registrants”) request acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m., Washington, D.C. time, on Wednesday May 2, 2012, or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PACIFIC COAST ENERGY COMPANY LP

By:	PCEC (GP) LLC, its general partner

By:	/S/ Randall H. Breitenbach
Randall H. Breitenbach
Chief Executive Officer

PACIFIC COAST OIL TRUST

By:	The Bank of New York Mellon Trust Company, N.A., as Trustee

By:	/S/ Michael J. Ulrich
Michael J. Ulrich
Vice President

cc:	Sean T. Wheeler, Latham & Watkins
Gerald M. Spedale, Baker Botts L.L.P.
Thomas Adkins, Bracewell & Giuliani LLP